UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K




(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 1997

                                                        OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to


                         Commission File Number 1-11377



             CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                            (Full title of the plan)





                                  CINERGY CORP.
          (Name of issuer of the securities held pursuant to the plan)







                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                    (Address of principal executive offices)




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                        FINANCIAL STATEMENTS AND EXHIBITS



                                                                      Page No.

Financial Statements

  Report of Independent Public Accountants                               3

  Statements of Financial Condition as of
    December 31, 1997 and 1996                                           4

  Statements of Income and Other Changes in Plan Equity
    for the Years Ended December 31, 1997, 1996, and 1995                5

  Notes to Financial Statements                                         6-8

  Financial Statement Schedules:
    Schedules I, II, and III are not applicable


Signatures                                                               9


Exhibits

  23)  Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
the Cinergy Corp. Employee Stock
Purchase and Savings Plan:

We have audited the accompanying statements of financial condition of the CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN as of December 31, 1997 and 1996, and the statements of income and other changes in plan equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996, and the results of its operations and changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP


Cincinnati, Ohio
March 24, 1998

             CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

                        STATEMENTS OF FINANCIAL CONDITION



                                                    December 31

                                                1997            1996

Receivable from Company (Purchase
  Savings Accounts) (Note C)                 $4 857 087      $9 270 029

Plan Equity                                  $4 857 087      $9 270 029






The accompanying notes are an integral part of these financial statements.

             CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

              STATEMENTS OF INCOME AND OTHER CHANGES IN PLAN EQUITY



                                      1997          1996         1995

Interest income (Purchase
  Savings Accounts) (Note C)       $  139 909    $  390 381   $  158 164

Contributions from participants
  (Note C)                          4 997 770     4 618 713    4 835 158

Distributions to participants
  (Note E)                         (9 550 621)     (867 802)    (232 653)

Net change in Plan equity
  for the period                   (4 412 942)    4 141 292    4 760 669

Plan equity at beginning of the
  period                            9 270 029     5 128 737      368 068

Plan equity at end of the period   $4 857 087    $9 270 029   $5 128 737




The accompanying notes are an integral part of these financial statements.

             CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

Note A - Plan Description

On October 18, 1994, the board of directors of Cinergy Corp. (Cinergy or Company) adopted, and the holders of Cinergy's common stock (Common Stock) subsequently approved, the Cinergy Corp. Employee Stock Purchase and Savings Plan (the Plan) for the benefit of eligible employees (see the Plan prospectus for eligibility criteria) of Cinergy and its subsidiaries. Under the Plan, eligible employees may be granted stock options within the meaning of Section 423 of the Internal Revenue Code of 1986 (Code), as amended, to purchase Common Stock. In conjunction with the merger of PSI Resources, Inc., (PSI) with and into the Company on October 24, 1994, the PSI Resources, Inc. Employee Stock Purchase and Savings Plan (the PSI Plan) was merged into the Plan. The PSI Plan contained provisions substantially similar to the Plan. The administrative expenses of the Plan are paid by the Company. The assets of the Plan are commingled with the assets of Cinergy and its subsidiaries. Further details of the Plan are provided in the Plan prospectus which has been distributed to all Plan participants.

Note B - Accounting Principles

The accounts of the Plan are maintained on an accrual basis. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C - Investment Program

Under the Plan, at the participant's discretion, after-tax funds withheld from a participant's compensation during a 26-month offering period are deposited in an interest-bearing account (Purchase Savings Account) in the participant's name, either in a bank (the Bank) selected by the Company or in such an account maintained by the Company, as determined by the Plan's administration committee. Interest will be paid by the Bank or the Company at a rate at least equal to the rate a bank would pay on a regular statement savings account or at a comparable rate if paid by the Company. The amounts deposited in the Purchase Savings Account, plus interest paid thereon, will equal the total dollar amount the eligible employee may apply toward the purchase of shares of Common Stock pursuant to the Plan. At the end of the offering period, each participant specifies the portion of the Purchase Savings Account to be applied to the purchase of Common Stock at a previously established purchase price. Funds not used to purchase Common Stock, including any interest earned over the 26-month offering period, are returned to the participant.

Under the Plan, the purchase price of each share of Common Stock is equal to the fair market value of a share of Common Stock on the first date of the offering period, less 5%. The fair market value of a share of Common Stock is the average of the high and low sales prices of a share of Common Stock as reported in the New York Stock Exchange Composite Transactions published in The Wall Street Journal for such date or, if no trading occurs on such date, the last date on which trading occurred.

The initial offering under the Plan was a continuation of the third offering period under the PSI Plan. The share price established for this offering, which began November 1, 1994, for PSI Energy, Inc. employees and February 1, 1995, for The Cincinnati Gas & Electric Company employees, was $21.7312. The initial offering was deemed to have commenced on the first day of the third offering period under the PSI Plan and ended on December 31, 1996. The accumulated



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balance at  December  31,  1996 was  $9,270,029.  This  balance  was used by the participants to purchase, subsequent to December 31, 1996, a total of 414,284 shares of Common Stock with the remaining $267,141 distributed in cash.

The second offering under the Plan commenced on January 1, 1997, and will end on February 28, 1999. The purchase price for this offering period has been established at $31.825 per share.

The number of employees enrolled in the Plan at December 31, 1997, 1996, and 1995, were 2,694, 2,399, and 2,698, respectively. Employees of The Cincinnati Gas & Electric Company became eligible for participation in the Plan in February 1995.

Note D - Income Tax Status

The Plan is not regarded as an "employee benefit plan" under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and, therefore, is not subject to ERISA.

The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended (Code). Amounts withheld from a participant's compensation for deposit in the participant's Purchase Savings Account are from after-tax dollars. Interest on the Purchase Savings Account is taxable to the participant in the year earned. Dividends paid after the shares are purchased are taxable to the participant in the year received.

Gains or losses on sales of Common Stock purchased pursuant to the Plan must be reported to the Internal Revenue Service by the participant in the year of sale. Gains and losses may be characterized as ordinary or capital, as further described herein.

Capital losses are available for offset against any capital gains, and in addition, any excess capital losses, whether long- or short-term, are allowed to offset up to $3,000 of ordinary income. Excess capital losses can be carried over to offset income in future years, subject to the same limitations.

Section 423 of the Code imposes a holding period of two (2) years from the commencement of the offering period and one (1) year from the date of purchase. If the holding period is met, then the difference between the purchase price and the lesser of the fair market value of the Common Stock (i) on the first day of the offering period, or (ii) on the date of sale, is taxed as ordinary income in the year the Common Stock is sold. Any remaining gain is taxed as a capital gain. If the Common Stock is sold for less than the purchase price, the participant has a capital loss.

If the holding period is not met, then the difference between the purchase price and the fair market value at the time of purchase is taxed as ordinary income. The difference between the amount received upon disposition and the purchase price plus the amount of ordinary income is a capital gain or loss.

Note E - Distributions to Participants

A participant may at any time, before the end of an offering period, terminate participation in the Plan. Upon termination, all funds, including interest, in the participant's Purchase Savings Account are returned to the participant without penalty. There were no outstanding termination requests at the end of 1997, 1996, or 1995.

If a participant's employment with the Company or its subsidiaries is terminated, all funds, including interest, in the participant's Purchase Savings Account are returned to the participant. If termination is due to retirement, the participant may purchase all or fewer than all of the shares of Common Stock which may be purchased with the funds then on deposit in the participant's Purchase Savings Account within three months from the date of retirement but not later than the last day of the offering period. Funds not applied to purchase Common Stock are returned to the participant.

If termination is due to death, the participant's legal representative or beneficiary may purchase all or fewer than all of the shares of Common Stock which may be purchased with the funds then on deposit in the participant's Purchase Savings Account within 12 months of the participant's death but not later than the last day of the offering period. Funds not applied to purchase Common Stock will be paid to the participant's legal representative or beneficiary.

Distributions to participants increased in 1997 due to the completion of the initial offering, which is discussed in Note C. Distributions to participants increased in 1996 as a result of voluntary early retirement and severance programs offered by the Company.


Note F - Change in Control, Amendment, and Termination

In the event of a "change in control" of Cinergy as defined in the Plan as amended, each participant has the right within three months from the "change in control" or the purchase date (as defined in the Plan prospectus), whichever is earlier, to elect to purchase all or fewer than all of the eligible shares.

Cinergy, at any time by action of its board of directors, may alter, amend, modify, revoke, or terminate the Plan in whole or in part, or alter or amend any and all terms of participation in an offering made under the Plan, except with respect to provisions related to a "change in control" of the Company for a three-year period following such "change in control".

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          CINERGY CORP. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                                               (The Plan)

Date:  March 24, 1998



                                           /s/ Van P. Smith
                                        (Chairman, Compensation
                                               Committee)